# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nine Energy Service, Inc., CIK 0001532286
CUSIP: 65441V101
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 2001 KIRBY DRIVE, SUITE 200, HOUSTON, Texas (TX), 77019
Date of event which requires filing of this statement: 12/16/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-19-067239
Filed by CIK 0001085550

## Reporting persons
- SCF Partners, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Reporting Person holds power over shares held by SCF-VII, L.P. and SCF-VII(A), L.P. through their respective general partners, SCF-VII, G.P. (as defined below) and SCF-VII(A), G.P. (as defined below), both of which are managed by Reporting Person.
  (2) Based on 42,363,805 shares of common stock, par value $0.01 per share (the "Common Stock") of Nine Energy Service, Inc. (the "Issuer") outstanding as of October 31, 2024.
- SCF-VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Power is exercised through Reporting Person's general partner, SCF-VII, G.P. SCF-VII, G.P. is managed by SCF Partners, Inc.
  (2) Based on 42,363,805 shares of Common Stock of the Issuer outstanding as of October 31, 2024.
- SCF-VII, G.P., Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Reporting Person holds power over shares held by SCF-VII, L.P. Reporting Person is managed by SCF Partners, Inc.
  (2) Based on 42,363,805 shares of Common Stock of the Issuer outstanding as of October 31, 2024.
- SCF-VII(A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Power is exercised through Reporting Person's general partner, SCF-VII(A), G.P. SCF-VII(A), G.P. is managed by SCF Partners, Inc.
  (2) Based on 42,363,805 shares of Common Stock of the Issuer outstanding as of October 31, 2024.
- SCF-VII(A), G.P., Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Reporting Person holds power over shares held by SCF-VII, L.P. Reporting Person is managed by SCF Partners, Inc.
  (2) Based on 42,363,805 shares of Common Stock of the Issuer outstanding as of October 31, 2024.

## Item 1. Issuer
Name of issuer: Nine Energy Service, Inc.
Address of issuer's principal executive offices: 2001 Kirby Drive, Suite 200, Houston, Texas 77019

## Item 2. Person Filing
Name of person filing:
1. SCF Partners, Inc.;
2. SCF-VII, L.P.;
3. SCF-VII, G.P., Limited Partnership ("SCF-VII, G.P.");
4. SCF-VII(A), L.P.; and
5. SCF-VII(A), G.P., Limited Partnership ("SCF-VII(A), G.P.").
Address of principal business office or, if none, residence: 600 Travis Street, Suite 6600, Houston, Texas 77002.
Citizenship:
1. SCF Partners, Inc., a Delaware corporation
2. SCF-VII, L.P., a Delaware limited partnership;
3. SCF-VII, G.P., a Delaware limited partnership;
4. SCF-VII(A), L.P., a Delaware limited partnership; and
5. SCF-VII(A), G.P., a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Percent of class: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Sole power to vote or to direct the vote: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Shared power to vote or to direct the vote: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Sole power to dispose or to direct the disposition: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Shared power to dispose or to direct the disposition: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SCF Partners, Inc.: /s/ Anthony DeLuca, Managing Director (02/04/2025)
- SCF-VII, L.P.: /s/ Anthony DeLuca, Managing Director (02/04/2025)
- SCF-VII, G.P., Limited Partnership: /s/ Anthony DeLuca, Managing Director (02/04/2025)
- SCF-VII(A), L.P.: /s/ Anthony DeLuca, Managing Director (02/04/2025)
- SCF-VII(A), G.P., Limited Partnership: /s/ Anthony DeLuca, Managing Director (02/04/2025)